RECEIVED

2007 SEP 20 A 6:45

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34825

14.09.2007

Office of International Corporation Fina[redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07026831

SUPPL

Akbank T.A.S.
<u>Rule 12g3-2(b) File No. 82-34825</u>

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Cenk Göksan
Investor Relations
Senior Vice President

Arbil Öztozlu
Investor Relations
Team Manager

Enclosures:

1. Announcement of the appointment of Bülent Adanir to the board of directors of Akbank T.A.Ş.

PROCESSED
SEP 2 6 2007
THOMSON
FINANCIAL

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 4. Levent 34330 İstanbul
Tel: (0212) 385 55 55 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-1/2007 (37)

The Board of Directors of Akbank in its meeting on 10 September 2007 appointed Mr. Bulent Adanir to join Akbank as Board Member.

Mr. Adanir is employed as a regional risk manager by Citigroup in London, where he has worked for the past ten years in various supervisory positions in risk management and credit risk audit. Prior to this period he was employed by Citigroup in Turkey, which he joined in 1981 as a Management Associate and founding member, and in which he held various senior positions in business management and risk management prior to moving to London.

Mr. Adanir received his undergraduate and graduate education in the United States, the latter being a Masters of Applied Economics degree from Rutgers University.

END

Akbank T.A.Ş.
Sabancı Center 4. Levent 34330 İstanbul
Tel: (0212) 385 55 55 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-1/2007 (37)